UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NUVVE HOLDING CORP.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

67079Y 100
 (CUSIP Number)

Adrienne Saunders
Senior Managing Director, General Counsel and Chief Compliance Officer
c/o Stonepeak Partners LP
 55 Hudson Yards
550 W. 34th Street, 48th Floor
New York, NY 10001
212-907-5100
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Charles Ward
Chief Financial Officer and Secretary
Evolve Transition Infrastructure LP
1360 Post Oak Blvd, Suite 2400
Houston, TX 77056

August 4, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
STONEPEAK ROCKET HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Securities beneficially owned by Stonepeak Rocket Holdings LP, as reported in the Original Schedule 13D (as defined herein), were transferred to Stonepeak Rocket Holdings II LP effective as of August 4, 2021. See Item 4 for further information.

1	NAMES OF REPORTING PERSONS
STONEPEAK ROCKET UPPER HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

(1)
Securities beneficially owned by Stonepeak Rocket Upper Holdings LP, as reported in the Original Schedule 13D (as defined herein), were transferred to Stonepeak Rocket Holdings II LP effective as of August 4, 2021. See Item 4 for further information.

1	NAMES OF REPORTING PERSONS
STONEPEAK ROCKET HOLDINGS II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,900,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Excluding shares of Common Stock issuable to Evolve (as defined herein), the Reporting Person’s beneficial ownership would be 34.6%.

1	NAMES OF REPORTING PERSONS
STONEPEAK ASSOCIATES IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,900,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	Excluding shares of Common Stock issuable to Evolve (as defined herein), the Reporting Person’s beneficial ownership would be 34.6%.

1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,900,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	Excluding shares of Common Stock issuable to Evolve (as defined herein), the Reporting Person’s beneficial ownership would be 34.6%.

1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS MANAGER LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1	NAMES OF REPORTING PERSONS
MICHAEL B. DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,000,000(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,000,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Amendment (as defined below) or for any other purpose.

1	NAMES OF REPORTING PERSONS
EVOLVE TRANSITION INFRASTRUCTURE LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,100,000

	9	SOLE DISPOSITIVE POWER
1,100,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Excluding shares of Common Stock issuable to Stonepeak (as defined herein), the Reporting Person’s beneficial ownership would be 5.6%.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on May 27, 2021 (the “Original Schedule 13D”) and is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Nuvve Holding Corp., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2468 Historic Decatur Road, San Diego, CA 92106. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

The first and second paragraphs of Item 2 of the Original Schedule 13D are amended and replaced in their entirety with the following:

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Stonepeak Rocket Holdings LP, a Delaware limited partnership (“Stonepeak”); (ii) Stonepeak Rocket Upper Holdings LP, a Delaware limited partnership; (iii) Stonepeak Rocket Holdings II LP, a Delaware limited partnership; (iv) Stonepeak Associates IV LLC, a Delaware limited liability company; (v) Stonepeak GP Investors IV LLC, a Delaware limited liability company; (vi) Stonepeak GP Investors Manager LLC, a Delaware limited liability company; (vii) Michael B. Dorrell (“Mr. Dorrell”), a citizen of the United States of America; and (viii) Evolve Transition Infrastructure LP, a Delaware limited partnership (“Evolve”). Effective as of the Closing and pursuant to the Transfer (as defined below), neither Stonepeak nor Stonepeak Rocket Upper Holdings LP beneficially own any of the Issuer’s securities.

This Schedule 13D relates to (i) Warrants (as defined in the Original Schedule 13D), exercisable for shares of Common Stock, held by Stonepeak Rocket Holdings II LP and Evolve and (ii) Common Stock issuable to Stonepeak Rocket Holdings II LP and Evolve pursuant to the Securities Purchase Agreement (as defined in the Original Schedule 13D).  Stonepeak Associates IV LLC is the general partner of Stonepeak Rocket Holdings II LP.  Stonepeak GP Investors IV LLC is the sole member of Stonepeak Associates IV LLC.  Stonepeak GP Investors Manager LLC is the managing member of Stonepeak GP Investors IV LLC.  Mr. Dorrell serves as the managing member of Stonepeak GP Investors Manager LLC.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following information:

On August 4, 2021, the transactions contemplated by the Letter Agreement, including the formation of Levo, were consummated pursuant to the terms and conditions thereof (the “Closing”). In connection with the Closing, Stonepeak entered into, among other definitive agreements, (i) a Board Rights Agreement (the “Board Rights Agreement”), dated as of the Closing, by and among Stonepeak (together with its affiliates that own Common Stock or the preferred units of Levo, the “Investors”) and the Issuer and (ii) a Parent Letter Agreement (the “Parent Letter Agreement”), dated as of the Closing, by and among the Issuer, Levo, Stonepeak and Evolve.

Pursuant to the Board Rights Agreement, for so long as the Investors collectively own at least 10% of the issued and outstanding Common Stock, the Investors will have the right to appoint one designee (the “Investor Director”) to serve on the Board and on one committee of the Board designated by the Investors. Further, at any time the Investors collectively own at least 15% of the issued and outstanding Common Stock, the Investors will have the right to appoint the Investor Director to two committees of the Board, and, if at any time the Investors collectively own at least 25% of the issued and outstanding Common Stock, the Investors will have the right to appoint the Investor Director to any committees of the Board. Additionally, for so long as the Investors own (i) any preferred units of Levo or (ii) at least 10% of the issued and outstanding Common Stock, the Investors have the right to appoint two individual representatives to attend all meetings of the Board in a non-voting observer capacity (the “Board Observer”); however, if there is an Investor Director then serving on the Board, the Investor has the right to appoint one Board Observer instead of two.

Pursuant to the Parent Letter Agreement, the Issuer has agreed to certain restrictive covenants with respect to Levo’s business, including (i) a covenant to present business opportunities with respect to Levo’s business to Levo and not to compete with Levo in connection with such opportunities in North America, subject to limited exceptions, and (ii) a covenant granting Stonepeak a right of first offer to participate in such business opportunities outside of North America and in future financing transactions of the Issuer.

The summaries contained herein of the Board Rights Agreement and Parent Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibit B and Exhibit C to this Amendment, respectively, and are incorporated herein by reference.

Effective as of August 4, 2021, Stonepeak transferred the Warrants and its rights under the Securities Purchase Agreement to Stonepeak Rocket Holdings II LP, a Delaware limited partnership (the “Transfer”).

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 5(a) of the Original Schedule 13D is amended as follows:

(a)          As of the date hereof, (i) each of Stonepeak Rocket Holdings II LP, Stonepeak Associates IV LLC and Stonepeak GP Investors IV LLC (the “Stonepeak Rocket Entities”) may be deemed to beneficially own 9,900,000 shares of Common Stock issuable upon exercise of the Warrants and pursuant to the Securities Purchase Agreement and (ii) Evolve may be deemed to beneficially own 1,100,000 shares of Common Stock issuable upon exercise of the Warrants and pursuant to the Securities Purchase Agreement.  These amounts represent approximately 33.3% and 3.7% of the outstanding shares of Common Stock, respectively, as calculated below. As of the date hereof, Stonepeak GP Investors Manager LLC and Mr. Dorrell may be deemed to beneficially own all of such shares of Common Stock described in the foregoing clauses (i) and (ii) of this Item 5(a), or 11,000,000 shares. This amount represents approximately 37.0% of the outstanding shares of Common Stock, respectively, as calculated below.

The foregoing beneficial ownership percentage is based on the sum of (i) 18,714,215 shares of Common Stock of the Issuer outstanding as of June 30, 2021, as reported in the Issuer’s Registration Statement on Form S-1, dated as of July 16, 2021, and (ii) 11,000,000 shares of Common Stock issuable to the Reporting Persons as described in Item 4.

Item 7.	Material to be Filed as Exhibits

Exhibit A:	Joint Filing Agreement

Exhibit B:	Board Rights Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on August 9, 2021)

Exhibit C:	Parent Letter Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 9, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STONEPEAK ROCKET HOLDINGS LP

By:	STONEPEAK ASSOCIATES IV LLC,
its general partner

By:	STONEPEAK GP INVESTORS IV LLC,
its sole member

By:	STONEPEAK GP INVESTORS MANAGER LLC,
its managing member

By:	/s/ Michael Dorrell
	Name:	Michael Dorrell
	Title:	Managing Member

STONEPEAK ROCKET UPPER HOLDINGS LP

By:	STONEPEAK ASSOCIATES IV LLC,
its general partner

By:	STONEPEAK GP INVESTORS IV LLC,
its sole member

By:	STONEPEAK GP INVESTORS MANAGER LLC,
its managing member

By:	/s/ Michael Dorrell
	Name:	Michael Dorrell
	Title:	Managing Member

STONEPEAK ROCKET HOLDINGS II LP

By:	STONEPEAK ASSOCIATES IV LLC,
its general partner

By:	STONEPEAK GP INVESTORS IV LLC,
its sole member

By:	STONEPEAK GP INVESTORS MANAGER LLC,
its managing member

By:	/s/ Michael Dorrell
	Name:	Michael Dorrell
	Title:	Managing Member

STONEPEAK ASSOCIATES IV LLC

By:	STONEPEAK GP INVESTORS IV LLC,
its sole member

By:	STONEPEAK GP INVESTORS MANAGER LLC,
its managing member

By:	/s/ Michael Dorrell
	Name:	Michael Dorrell
	Title:	Managing Member

STONEPEAK GP INVESTORS IV LLC

By:	STONEPEAK GP INVESTORS MANAGER LLC,
its managing member

By:	/s/ Michael Dorrell
	Name:	Michael Dorrell
	Title:	Managing Member

STONEPEAK GP INVESTORS MANAGER LLC

By:	/s/ Michael Dorrell
	Name:	Michael Dorrell
	Title:	Managing Member

/s/ Michael Dorrell
	Name:	Michael Dorrell

EVOLVE TRANSITION INFRASTRUCTURE LP

	By:	EVOLVE TRANSITION INFRASTRUCTURE GP LLC,
its general partner

	By:	/s/ Charles C. Ward
		Name:	Charles C. Ward
		Title:	Chief Financial Officer & Secretary
August 9, 2021

Attention:  Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).